Wall Street EWM Funds Trust
55 East 52nd Street, 23rd Floor
New York, NY 10055

April 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Wall Street EWM Funds Trust (the “Registrant”)
Registration Statement on Form N-1A (the “Registration Statement”)
(File Nos.: 333-173481; 811-22548)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect its Registration Statement relating to the Registrant and its series, the Evercore Wealth Management Macro Opportunity Fund.  The Registration Statement on Form N-1A was filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2011 (SEC Accession No. 0000894189-11-001515).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant.

If you have any questions or comments, please do not hesitate to contact the Fund’s administrator, U.S. Bancorp Fund Services, LLC, c/o Rachel Spearo at (414) 765-5384.

WALL STREET EWM FUNDS TRUST

/s/ Michael R. Linburn
Michael R. Linburn
Secretary